0-28874

02050048

P.E. 7/31/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
AUG 2002
SEC MAIL PROCESSING SECTION
WASH, D.C.
164

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: July 15, 2002

By ______________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991
Email: info@northerncrownmines.com

PRESS RELEASE #02-13
July 15, 2002

TSX Venture Exchange: CXP

APPOINTMENT OF DIRECTOR

John S. Brock, President of Northern Crown Mines Ltd., is pleased to announce the appointment of C. Douglas Proctor, C.A. to the Company's Board of Directors, effective July 4, 2002. Mr. Proctor, a self-employed Chartered Accountant since 1994, was formerly a senior tax partner with Coopers and Lybrand, now PricewaterhouseCoopers, in Vancouver. His career as a Chartered Accountant has provided him with a long-term affiliation and association with the public company mineral exploration sector.

As an independent director, Mr. Proctor will chair the Company's audit committee.

The Board of Directors has accepted the resignation of Mr. Robert E. Swenarchuk from the Company's Board effective July 4, 2002. The Board extends its thanks to Mr. Swenarchuk for his services during the past eight years.

In accordance with acceptable corporate governance practice, the Company's Board of Directors will continue to be comprised of a majority of independent or non-working members.

"John S. Brock"

John S. Brock, President
Northern Crown Mines Ltd.